MAIL STOP 03-08

	April 15, 2005

Michael J. Hanson, President
Northwestern Corporation
125 S. Dakota Avenue
Sioux Falls, South Dakota 57104


	RE:	Northwestern Corporation

		Registration Statement on Form S-3
		Filed March 18, 2005
		Commission File No. 333-123450

		Registration Statement on Form S-4
		Filed March 17, 2005
		Commission File No. 333-123381

	Form 10-K for the fiscal year ended December 31, 2004
	Filed March 14, 2005
	Commission File No. 1-10499

Dear Mr. Hanson:

	We have reviewed your filings and have the following comments.
Please be aware that we have conducted only a limited review of your
Form S-4. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form S-3

Cautionary Note Regarding Forward-Looking Statements

1. The risk factor section must immediately follow the summary section of the prospectus. See Item 503(c) of Regulation S-K. Please relocate the information appearing under this caption further into the prospectus. The forepart of the prospectus should include only the cover page, summary, and risk factors sections.

Risk Factors, page 7
2. We note disclosure in the first paragraph under this caption that
"additional risks and uncertainties not presently known or that we currently believe to be less significant may also adversely affect us." All material risks to the company and investors should be identified and fully discussed in the risk factors section.
Please
delete the statement indicating that there are additional risks not disclosed and revise your risk factors section to include all risks that may affect the company or investors.
3. We note numerous legal proceedings outlined in your Form 10-K filed for the fiscal year ended December 31, 2004 that are not specifically discussed in this section. Please identify and discuss in this section all legal proceedings that could materially affect the company`s operations or financial condition. For example, we note that the Environmental Protection Agency is investigating certain South Dakota operations under Section 114(a) of the Clean Air
Act and "the resulting additional costs to comply could be material."
Please also update the status of all legal proceedings to the most recent practicable date.
4. In light of the disclosure about your internal controls over financial reporting in your Form 10-K, please consider a risk factor addressing your conclusions regarding your controls and procedures for the year ended December 31, 2004. The risk factor should disclose all material risks resulting from these circumstances.
In
this regard, consider addressing the risk to you if you are unable to adequately correct the material weaknesses in your internal controls and procedures. Alternatively, if you have determined that a risk factor is unnecessary, supplementally advise of the basis for your conclusion.
5. Some of your risk factors are considered generic because the information could apply to many companies in your industry or even in other industries. Please revise to specifically indicate how the stated risk applies to you, or delete these risk factors. Revise or delete the following risk factors accordingly:

* We have recently experienced net losses and losses may occur in the future, page 15. For example, identify particular reasons for continued losses in your results of operations. Please also quantify the net losses you have incurred to date to provide concrete information to assess the risk.

* Our pension and other post-retirement benefit costs are subject to fluctuation..., page 16. For example, cite particular reasons for an increase or decrease in pension and post-retirement costs other than the general fluctuation of the equity markets. In addition, please quantify the pension and post-retirement benefit costs to which you refer.

Parties objecting to confirmation of our plan of reorganization may appeal the order..., page 7

6. We note that in March 2005 you made a motion to dismiss
Magten`s
appeal of the confirmation order of your plan of reorganization.
To
the extent possible, please update the status of the legal proceedings involving your plan of reorganization.

We are subject to certain regulations in the State of Montana..., page 10

7. Please define the term "default supplier" as that term is used in the subheading of this risk factor.

To the extent our incurred supply costs are deemed imprudent..., page
13

8. We note that you do not own natural gas reserves and therefore are required to procure your natural gas supply from third-party suppliers. Please disclose whether you have any long-term contracts with your primary suppliers. If not, discuss the resulting risks in greater detail.

Use of Proceeds, page 17

9. We note that proceeds received "will be used for general corporate purposes, which may include, without limitation, working capital and capital expenditures." Please revise to quantify and identify in more detail the amount of proceeds to be used for particular purposes. See Item 504 of Regulation S-K.

Selling Stockholders, page 17

10. We note that you are registering 3,900,000 additional shares of common stock that may be issued in the future to selling shareholders under your plan of reorganization. Please revise the selling shareholder table to reflect those additional shares.

11. Also, if the selling shareholders identified in the table are the same selling shareholders who will be selling the additional shares, those additional shares should be reflected in the table. Otherwise, you may only add selling shareholders by means of a post-effective amendment. Please confirm your understanding of that position.
12. Please revise the headings of the third, fourth, and fifth columns to clearly indicate the number of shares and percentages represent shares of common stock and warrants offered for sale.
To
the extent that any selling shareholder owns additional common shares not offered for sale under this prospectus, then add additional columns as appropriate.

13. In this regard, it is unclear why, as reflected in footnote
(1),
the table does not reflect the common shares underlying the warrants.
The first bullet on the prospectus cover page suggest that you are registering the underlying common shares, and the third bullet point on the prospectus cover page also suggests you are offering the issuance of shares of common stock upon exercise of the warrants. Please revise or advise.

14. Please identify the beneficial owners of the selling stockholders referenced in this section. See Interpretation 4S of Regulation
S-K
section in the March 1999 supplement to the Manual of Publicly
Available Telephone Interpretations.

15. Disclose whether any of the selling stockholders are registered broker-dealers or affiliates of broker-dealers. For all selling stockholders that are broker-dealers, disclose that they are "underwriters within the meaning of the Securities Act 0f 1933. You should revise the Plan of Distribution to state the names of the selling stockholders who are broker-dealers, and to state that they are also underwriters with respect to the shares that they are offering for sale.

16. For selling stockholders who are affiliates of broker-dealers, disclose, if true, that:

* The seller purchased in the ordinary course of business, and
* At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are note true for any selling stockholder, then the prospectus must state that the selling stockholder is an underwriter.

Plan of Distribution, page 20

17. We note disclosure indicating that selling stockholders may sell shares of the company`s common stock short. Please discuss the effect of short-selling on the market price of your common shares.

General

18. Please file all required exhibits, such as the legality opinion, with your next pre-effective amendment so that we may have adequate time to review them before you request effectiveness of the registration statement.
Form S-4

19. Please revise to comply with the above comments as applicable. Form 10-K, for the Fiscal Year Ending December 31, 2004
20. Please revise to comply with the above comments as applicable.
21. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.
Environmental, page 23
22. We note that on September 10, 2003 you executed a confidential settlement agreement with Atlantic Richfield that, among other things, capped your maximum contribution towards remediation of the
Milltown Reservoir superfund site. To the extent the settlement agreement contains material information, please disclose all material terms of the settlement agreement and file the settlement
agreement
as a material exhibit.  See Item 601 of Regulation S-K.
Item 7. Management`s Discussion and Analysis, page 41
23. We note that you entered into a new $225 million credit
facility
concurrent with your emergence from bankruptcy.  Please disclose the
material terms of your credit facility, including a discussion of material covenants, applicable interest rates, and whether the interest rates are fixed or variable.
Factors Affecting Results of Continuing Operations, page 52
24. We note that your revenues may fluctuate substantially with changes in supply costs and customer usage, which is primarily affected by weather, growth and mix of customers. Please further explain the supply costs to which you refer. Also clarify how "mix of customers" affects your revenues. Disclose any known trends or uncertainties in the economy and industry that are reasonably likely to have a material effect on your financial condition or results
or
operations.  For example, it appears that fluctuations in the price
of natural gas would have a significant impact on your results of
operations.  Revise or advise accordingly.   Please see Securities
Act Interpretative Release 33-8350 dated December 29, 2003 for further guidance.
Item 9A. Controls and Procedures, page 77
25. We note that you anticipate full implementation of new regulated and unregulated policies, procedures and control activities in 2005.
Please revise to more clearly address the progress of these new policies, procedures and control activities. We also note disclosure in your Form 10-Q filed November 18, 2004 indicating that these new policies, procedures and control activities were to be implemented in
2004.  Please reconcile and revise as appropriate.

Consolidated Statements of Cash Flows, page F-7
26. Your netting of cash flows related to other assets and other liabilities in arriving at your operating cash flows may not be appropriate. Please present the changes in other assets separately from the changes in other liabilities to the extent significant. If not deemed significant, please provide us a detail of the items comprising other operating cash flows. If it is not clear from the descriptive caption, please clearly explain to us your basis for operating classification.
27. Please explain why dividends received from Blue Dot are included in the Statements of Cash Flows. As it appears Blue Dot is a consolidated subsidiary, we would expect such dividends to be eliminated in consolidation. Please also explain how you accounted for such dividends in the statement of income.
28. It is unclear what comprises "Change in net assets of discontinued operations." Your caption suggests it is the net change in all assets and liabilities of discontinued operations.
However,
this potentially could include proceeds from the sale of discontinued operations, which should be classified as investing activities. Please also explain the items that comprise this caption and how a financial statement user could determine the amount of discontinued operations that were a use or source of operating cash.

Notes to Consolidated Financial Statements

Note (2) Nature of Operations and Basis of Consolidation, page F-
11
29. You disclose that Netexit filed a voluntary petition for relief under the provisions of Chapter 11 on May 4, 2004. You also indicate in Note (2) that you consolidate the operations and financial position of Netexit in your financial statements. Please explain your basis under GAAP for consolidation of this subsidiary. In doing so, explain how you comply with paragraph 2 of ARB 51, as amended by paragraph 13 of SFAS 94, which states "A majority-owned subsidiary shall not be consolidated if control does not rest with the majority owner (as, for instance, if the subsidiary is in legal reorganization or in bankruptcy...)." You also state that you expect to control Netexit upon emergence from bankruptcy. As part of your consolidation explanation, tell us how the nature of this bankruptcy and/or the claims impacts your current ability to control. We note that you have substantial debt claims against Netexit; however, it is not clear in Note (9) the extent to which you have control of the official committee of each class of creditors. Furthermore, you state that the creditors committee has indicated that your claim may be subject to avoidance. Please tell us why you currently control Netexit and how you considered all the factors that lead you to believe you will receive a controlling interest upon closing of the bankruptcy. We may have further comment.

Note (3) Emergence from Bankruptcy and Fresh-Start Reporting, page
F-
12
30. We have studied the table on page F-16 and note that you recorded an adjustment to accounts payable and accrued liabilities to reclassify other trade claims from subject to compromise to not subject to compromise. We assume these items are being reclassified from "Trade Creditors" within liabilities subject to compromise, yet it is unclear from the current disclosure. Please clarify. In doing so, please tell us the nature of each liability reclassified to not subject to compromise. Explain why adjustment (4) has been made to trade creditors. Given the description, it appears the description contained in adjustment (5) is more applicable.
31. Please supplementally reconcile the following items included in the table on page F-16 to the items comprising the gain from the effects of the Plan and the application of fresh-start reporting as disclosed on page F-14.

Page F-16
Page F-14
Shareholders` equity of the Successor Company on October 31, 2004-
$716,066
Issuance of new common stock and warrants- $713,782
Adjustment to Financing debt-$(864,114)
Discharge of financing debt subject to compromise"-$(904,809) Adjustment to Trade creditors-$(312,555)
Discharge of other liabilities subject to compromise- $(13,900) Adjustment to Company obligated mandatorily redeemable preferred securities of subsidiary trusts-$(365,550)
Discharge of Company obligated mandatorily redeemable preferred securities subject to compromise- $(367,026)

32. Please supplementally reconcile the reorganization value as determined by the bankruptcy court to the successor company balance sheet on October 31, 2004. In doing so, please explain how you define reorganization value as disclosed in the filing. Tell us what the reorganization value was for purposes of allocating value to the
various creditor classes.  Show us the relationship of
reorganization
value to liabilities carried over and common stock. Tell us the reason(s) any deferred credits or debits were not considered in the determination of reorganization value.  If your accounting
treatment
differs from the example provided in Appendix B of SOP 90-7, please
explain to us the specific differences and the reasons.
33. We note you used a discount rate of 7% in order to determine your
reorganization value. You state in Note (8) that your regulated property, plant and equipment was kept at values included in utility rate base; which we assume is predecessor carrying value. We also assume the authorized rate of return on your regulated assets differs from 7%.  Since all cash flows used to determine reorganization value
were discounted at a 7% rate, it is unclear why you did not
utilize a
7% rate in discounting the regulated cash flows relating to plant in
determining fair value since such cash flows comprised a portion of
those used in your discounted cash flow valuation. Accordingly, please explain in detail why a fresh-start accounting adjustment to
property, plant, and equipment was not recorded.   We may have
further substantive comment.

Note (5) Assets Held for Sale, page F-23
34. We note that the remaining assets of the Montana First
Megawatts
generation project are classified as held for sale on the balance sheet. We also note that you are attempting to sell your interest in
MMI, LLC. Please explain why the results of operations of MMI are not reported in discontinued operations under paragraphs 41-44 of SFAS 144.
35. You indicate that you "...previously recorded impairment charges
of $12.4 million and $35.7 million for the years ended December
31,
2003 and 2002...."  Please tell us the date such assets met the criteria in paragraph 30 of SFAS 144 to be classified as held for sale. If the predecessor`s impairment charges were due to application of paragraph 7 of SFAS 144, please advise why net realizable value as opposed to fair value was utilized. If the predecessor`s impairment charge was based on an other than "held and used" basis, please also explain how the predecessor met the paragraph 30 criteria. On a related note, please tell us how you valued your interest in MMI in applying fresh-start accounting.
If
you obtained an appraisal as of October 31, 2004, explain to us the economic conditions that resulted in the additional $10 million diminution in value during the following 2 months. We may have further comment.

Note (18) Regulatory Assets and Liabilities, page F-41
36. If any portion of your regulatory asset balance includes amounts on which you do not earn a current return, disclose the nature and amount of each asset and its remaining recovery period. We believe the best practices approach regarding regulatory assets is to affirmatively indicate whether a particular regulatory asset is earning a rate of return and the anticipated recovery period. Refer to the requirements of paragraph 20 of SFAS 71. Furthermore, to the extent the anticipated cash flow from collection/payments of regulatory assets and liabilities were not discounted using a 7% discount rate, please explain your rationale for utilization of a rate other than the rate used to determine reorganization values. Finally, explain to us how the competitive transition charges asset was valued in fresh-start including the timing of the related cash flows of the transition bonds. We may have further comment.

Note (21) Guarantees, Commitments and Contingencies

Qualifying Facilities Liability, page F-45
37. We note that you net your qualifying facilities liability against the related stranded cost recoverable from customers in recording your fresh-start adjustment to recognize unfavorable QF obligations.
Please explain why you believe right of set-off exists under FIN
39.
Please address paragraph 5.a of FIN 39, which states that a right of set-off exists only when each of two parties owes the other determinable amounts. Regarding such recoveries and payments, it appears there are three parties.

Long Term Supply and Purchase Obligations, page F-46
38. You disclose that your long-term supply and capacity purchase obligations are not reflected in your Consolidated Financial Statements. Since fresh-start accounting requires that liabilities be recorded at fair value, please explain why the fair value of these contracts was $0 on October 31, 2004. Please tell us in detail how you valued these executory contracts. Please also tell us whether these contracts are derivatives under SFAS 133. If not, explain to us the reason(s). We may have further comment.

* * * *


      As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.







      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.













	You may contact Sarah Goldberg, Staff Accountant, at (202)
942-
1889 or Jim Allegretto, Senior Assistant Chief Accountant, at
(202)
942-1885 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson, Staff
Attorney, at (202) 942-2824 or David Mittelman, Legal Branch Chief, at (202) 942-1921 with any other questions you may have.



				Sincerely,



				H. Christopher Owings
				Assistant Director

cc: 	Mark Weitz, Esq.
	Jeffrey Cotter, Esq.

	Via Fax - (612) 335-1657

	Jonathan Tyras, Esq.

	Via Fax - (212) 230-7690






























??

??

??

??

Northwestern Corporation
April 18, 2005
Page 1